ChipBrain LLC
Balance Sheets
(Unaudited)

	July 31, 2020
ASSETS	
Cash	$ -
Total current assets	-
Total assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Total current liabilities	$ -
Commitments and contingencies	-
Members' equity	-
Accumulated earnings	-
Total members' equity	-
Total liabilities and members' equity	$ -